Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4: 333-194698

The following communications were made available by posts on Twitter:

Tweet 1: Cost performance tier #broadband by Mbps decreased fr $26.63 in 2002 to $2.16 in 2013-Exhibit 1 in #ComcastTWC hrg [link to http://corporate.comcast.com/images/comcast-twc-legend-march-21-update.pdf]

Tweet 2: “@Amy_Schatz: House Judiciary Committee announces it’s holding its own #ComcastTWC hearing on May 8.” [link to http://corporate.comcast.com/images/comcast-twc-legend-march-21-update.pdf]

Tweet 3: Same of number of #broadband competitors before and after #ComcastTWC [link to http://corporate.comcast.com/images/image-7-large-dlc-blog.png] [link to http://corporate.comcast.com/images/comcast-twc-legend-march-21-update.pdf]

Tweet 4: Comcast Bumps Broadband Speeds In Northeast [link to http://www.multichannel.com/news/news-articles/comcast-bumps-broadband-speeds-northeast/373756#.U0V87PmvBRQ.twitter] @thebauminator [link to http://corporate.comcast.com/images/comcast-twc-legend-march-21-update.pdf]

Tweet 5: Comcast goes to Congress [link to http://corporate.comcast.com/comcast-voices/comcast-and-time-warner-cable-to-present-consumer-benefits-to-congress] [link to http://corporate.comcast.com/images/comcast-twc-legend-march-21-update.pdf]

Tweet 6: What does Comcast innovation look like? 300k streaming choices. 1m wifi hotspots. [link to http://corporate.comcast.com/twctransaction/product-innovation-together] [link to http://corporate.comcast.com/images/comcast-twc-legend-march-21-update.pdf] #ComcastTWC

Tweet 7: Comcast is adding indie networks [link to http://corporate.comcast.com/twctransaction/independent-networks-together] #ComcastTWC [link to http://corporate.comcast.com/images/comcast-twc-legend-march-21-update.pdf]

Tweet 8: Comcast's Cohen announces we now have over 1 million #wifi #broadband hotspots [link to http://corporate.comcast.com/images/comcast-twc-legend-march-21-update.pdf] #ComcastTWC

Tweet 9: RT @MACcable: Comcast EVP David Cohen outlines what he'll testify in blog post [link to http://corporate.comcast.com/comcast-voices/comcast-and-time-warner-cable-to-present-consumer-benefits-to-congress] #ComcastTWC [link to http://corporate.comcast.com/images/comcast-twc-legend-march-21-update.pdf]

Tweet 10: Read what Comcast has written on #netneutality: [link to http://corporate.comcast.com/images/comcast-twc-legend-march-21-update.pdf]  [link to http://corporate.comcast.com/twctransaction/net-neutrality-together]

Tweet 11: Comcast and TWC don't compete today via Albany Biz Journal [link to http://www.bizjournals.com/albany/morning_call/2014/04/comcast-twc-make-case-for-merger.html?utm_source=twitterfeed&utm_medium=twitter&utm_campaign=Feed%3A+industry_7+%28Industry+Technology%29] [link to http://www.bizjournals.com/albany/morning_call/2014/04/comcast-twc-make-case-for-merger.html?utm_source=twitterfeed&utm_medium=twitter&utm_campaign=Feed%3A+industry_7+%28Industry+Technology%29] [link to http://corporate.comcast.com/images/comcast-twc-legend-march-21-update.pdf]

Tweet 12: RT @PDad: FYI - You can watch Wed 10 am ET Senate Judiciary hearing on #ComcastTWC merger live on C-SPAN3 or online [link to http://corporate.comcast.com/images/comcast-twc-legend-march-21-update.pdf]

Tweet 13: How does video competition change in #ComcastTWC ? [link to http://corporate.comcast.com/images/image-6-large-dlc-blog.png] [link to http://corporate.comcast.com/images/comcast-twc-legend-march-21-update.pdf]

Tweet 14: “@JBFlint: Comcast's David Cohen says programming costs have gone up 98% in last decade.” [link to http://corporate.comcast.com/images/comcast-twc-legend-march-21-update.pdf]

Tweet 15: Comcast carries over 160 independent channels not affiliated with major programmers #ComcastTWC [link to http://corporate.comcast.com/images/comcast-twc-legend-march-21-update.pdf]

Tweet 16: 6 of 7 channels carried by Comcast are not affiliated w company #ComcastTWC [link to http://corporate.comcast.com/images/comcast-twc-legend-march-21-update.pdf]

Tweet 17: RT @TechCrunch: Comcast Cable Pres & CEO Neil Smit To Join Us At TechCrunch Disrupt NY [link to http://techcrunch.com/2014/04/09/comcast-cable-president-and-ceo-neil-smit-to-join-us-at-techcrunch-disrupt-ny/] ~@ryanlawler #TCDisrupt [link to http://corporate.comcast.com/images/comcast-twc-legend-march-21-update.pdf]

The following articles written by third parties were made available via links provided in the above tweets:

Article 1:

Comcast Bumps Broadband Speeds In Northeast

MSO's WiFi Deployment Surpasses 1 Million Hotspots

By Jeff Baumgartner, April 9, 2014

Timed with Wednesday's Senate hearing on the proposed Comcast-Time Warner Cable deal, Comcast announced that it has boosted broadband speeds for two tiers in its Northeast division, and had deployed more than 1 million WiFi hotspots.

On the wireline side in the Northeast, a division made up of systems stretching across 14 states from Maine to Virginia that serve approximately one-third of Comcast's subscriber base, the cable operator bumped the max downstream capabilities of its “Xfinity Internet Blast” tier from 50 Mbps to 105 Mbps, and its “Xfinity Extreme” tier from 105 Mbps to 150 Mbps, without raising the price of those offerings.

To get the faster speeds, most customers will need to restart their modems, though others will need to upgrade their devices. Comcast said subs who lease modems from the operator will be upgraded at no additional charge. Those tiers are offered on Comcast's DOCSIS 3.0 platform. Comcast also offers a fiber-based 505 Mbps (downstream) high-speed Internet service in select markets.

Comcast said it marks the 13th time in the past years that the MSO had increased its broadband speeds. Comcast did not announce when it would expand those speed increases to other areas, but a spokesman said the plan is to do so on a market-to-market basis.

“There is a barrage of devices coming online every day and we are staying ahead of demand through faster speeds and best-in-class wireless gateways,” said Marcien Jenckes, executive VP of consumer services for Comcast Cable, in a statement.

On the WiFi side, Comcast said it has deployed more than 1 million hotspots, a number that factors in quasi-public hotspots (deployed in outdoor and in business locations) available to other MSOs that are part of the “CableWiFi” roaming consortium (Cox Communications, Bright House Networks, Cablevision Systems and Time Warner Cable) and home-side “neighborhood” wireless DOCSIS gateways that emit a separate “XfinityWiFi” signal that is accessible to Comcast cable modem subs.

On the quasi-public side of the WiFi equation, Comcast has deployed hotspots in San Francisco, Chicago, Boston, Philadelphia, Washington, D.C., and Atlanta, as well as areas of New Jersey, Maryland, Virginia and Delaware.

Although Comcast’s WiFi hotspot deployment has centered on wireless broadband access, The Information reported this week that the operator is mulling a mobile voice service that would rely on both WiFi hotspots and cellular connections. Comcast is already marketing bundles with cellular services as part of its agreement with Verizon Wireless. That deal also includes an MVNO option that would allow Comcast to sell mobile services under its own brand.

Article 2:

Comcast, TWC make case for merger

By Annlee Ellingson,  April 9, 2014

Comcast and Time Warner Cable laid out their argument for their proposed $45 billion merger in a filing with the Federal Communications Commission Tuesday.

The 180-page document contains the talking points the companies will likely employ when they face the Senate Judiciary Committee on Wednesday--the first of many hearings the cable and Internet giants will likely face before House and Senate committees as well as the Justice Department.

"The FCC filing lays out in considerable detail how Comcast and TWC are better together for millions of customers and businesses, describing the exciting enhanced services and other concrete consumer benefits that will be available because of the transaction," wrote Comcast executive VP and chief diversity officer David L. Cohen, who will testify on Wednesday, in a blog post. "Importantly, we show that these significant benefits are achieved without diminishing competition in video, broadband, phone, programming, advertising and other markets."

Comcast and TWC claim their pending marriage will benefit customers, business and advertisers alike, bringing "millions of consumers the next-generation of broadband Internet, video, voice and related technologies" and expanding the network neutrality protection Comcast agreed to when it acquired NBCUniversal.

"Today, Comcast is the only company in America that is legally bound by the FCC's now vacated Open Internet rules," Cohen wrote. "We'll extend those protections to customers in TWC areas. The FCC is already working on rules that will eventually extend to all ISPs, but for the immediate future, one guaranteed way to bring millions of customers under the Open Internet rules is through this transaction."

If the merger goes through, the combined companies would have more than 30 million pay-television subscribers in some of the country’s largest cities, including Los Angeles and New York. But in the filing, they deny that would create unfair competition since they don’t compete against each other in any market.

"Comcast and TWC do not compete against each other in any area, so there is no reduction in consumer choice in any market," Cohen wrote. "Customers will still have the same number of video, broadband or phone options before the deal as after it."

Comcast also said it would divest about 3 million customers to limit its national reach to less than 30 percent.

The companies argued, competition has actually increased in recent years, not decreased, due to the blurring of boundaries between media, communications and technology and the growth of firms like AT&T, Verizon, DirecTV, Dish, Netflix, Amazon, Apple, Yahoo, Google and Facebook. A combined Comcast and TWC would save the companies $1.5 billion, which they could invest in R&D, innovation and infrastructure in order to continue to compete.

Neither should control of programming be a concern, the companies said. While Comcast owns NBCUniversal, Universal Pictures, NBC and several cable networks, TWC will add "relatively little programming," some local sports and news channels including Lakers home SportsNet in Los Angeles. "Comcast has good relationships with programmers across all categories," Cohen wrote.

"Time and time again, Comcast has delivered, and over-delivered, on its promises to unleash more investment and innovation," he concluded. "Together with TWC, we are fully poised to do so again."

It will be up to the FCC and the DOJ to decide whether Comcast and TWC have made their case.

Article 3:

Comcast Cable President And CEO Neil Smit To Join Us At TechCrunch Disrupt NY

By Ryan Lawler, April 9, 2014

In case you somehow missed it, the No. 1 cable provider in the U.S., Comcast, is in the middle of trying to acquire the No. 2 cable provider, Time Warner Cable. With the acquisition currently under review, customers, regulators and content providers have plenty of questions about what the deal will mean for them.

Next month Comcast Cable president and CEO Neil Smit, who manages the company’s broadband and TV operations, will take the Disrupt NY stage to answer those questions and more.

Smit joined Comcast in 2012 after serving as CEO of Charter Cable for the four years prior. A former Navy Seal, he also served as the President of Time Warner’s America Online Access Business in the 2000s.

Comcast already made its pitch for regulators to approve the Time Warner Cable deal yesterday, in a lengthy blog post and FCC filing detailing the reasons why the acquisition will be pro-consumer and why it won’t be anti-competitive. Next month on Time Warner Cable’s home turf, Smit will be able to provide further clarification about why Comcast thinks the deal should go through.

That’s not all we’ll be talking about, though. We’ll also discuss Comcast’s somewhat controversial “direct connection” deal with Netflix, and what the chances are that the company strikes a streaming TV deal with Apple. We might even ask him why everyone seems to hate Comcast and what the company can do about that.

And Smit will be well-positioned to answer those questions. He will be the one to lead the combined Comcast-Time Warner Cable TV and broadband operations if the deal is approved. He’s also been working over the past few years to improve Comcast’s customer service while also pushing forward new on-demand and streaming services.

Our interview is sure to be one of the highlights of the conference, which takes place May 5-7 in New York City. Join us.

The following information posted by Comcast on its website was made available via links provided in the above tweets:

Product Innovation

A Faster, More Reliable and More Secure Broadband Network and the Future of TV: Comcast is a leader in high-speed Internet and next-generation TV. We’ve increased Internet speeds 13 times in 12 years and we're investing billions in new technologies. We have the fastest in-home Wifi to power the next generation of entertainment. We’re making the future of TV reality. We’re making your home smarter. We’re building a Wi-Fi network with more than a million hotspots coast to coast. Together with Time Warner Cable we’ll bring new innovations and features in TV to more Americans and create a stronger, more reliable and more secure broadband network for more homes and businesses.

Independent Networks

Diverse Programming for More Audiences: Comcast and Time Warner Cable are committed to making TV better and we will focus on creating a positive environment for independent programmers. We carry more than 160 independent networks and are committed to supporting 10 new cable channels, most minority owned. Through the transaction with Time Warner Cable, independent voices will be able to reach new audiences across the country.

Net Neutrality

Net Neutrality Protection for More Americans: Comcast’s transaction with Time Warner Cable will bring Net Neutrality protection to millions of new customers in cities from New York to Los Angeles. A free and open Internet stimulates competition, promotes innovation, fosters job creation, and drives business. Comcast is the only Internet service provider in America bound by full Net Neutrality rules, ensuring an open Internet and protecting customers.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation ("Comcast") and Time Warner Cable Inc. ("Time Warner Cable"), on March 20, 2014, Comcast filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.

Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on July 24, 2013, August 16, 2013 and February 14, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are "forward-looking" statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as "may", "believe," "anticipate," "could", "should," "intend," "plan," "will," "expect(s)," "estimate(s)," "project(s)," "forecast(s)", "positioned," "strategy," "outlook" and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues.  Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.